FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 3, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 3, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors to relocate Nano Project from Singur

Kolkata/Mumbai, October 3, 2008:

In a meeting held with the Hon'ble Chief Minister of West Bengal, Mr. Buddhadeb Bhattacharjee and Minister in Charge, Department of Commerce & Industries, Mr. Nirupam Sen, Mr. Ratan N. Tata, Chairman, Tata Sons & Tata Motors and Mr. Ravi Kant, Managing Director, Tata Motors, expressed their extreme anguish at the heightened level of agitation and hostility by the opposition parties led by Ms. Mamata Banerjee, resulting in a concern for the physical security of their staff, contractors and vendors. Threats, intimidation and instances of assault and general obstruction in one form or the other have been the order of the day. It was therefore with great regret that Mr. Tata and Mr. Ravi Kant conveyed to the Chief Minister that in the interest of the project's success and viability and in light of the opposition's continued agitation, there was no option but to move the project out of the State of West Bengal. Mr. Tata and Mr. Ravi Kant expressed their deep appreciation of the State Government's efforts to facilitate and support the NANO Project.

Tata Motors had constructed the plant over the past two years, despite continued agitation and hostility as also continuous affect on the reputation and integrity of the Tata Group. Tata Motors has now almost reached a start up position of the plant. However, the heighted hostility and agitation had caused the commissioning and start up phase to be suspended. The contract labour had also been intimated and assaulted, thus making it impossible to continue. Tata Motors had suspended work for an entire month on the plant. Unfortunately, there was no de-escalation in the level of hostility and agitation. The Trinamool Congress and those supporting them, continue to demand a part of the land to be returned to the farmers by the Government, which would render the project unviable.

Tata Motors believes it has displayed immense patience and had sincerely hoped that the situation would improve. Throughout the construction period, despite the constant obstruction and acts of aggression, staff and the contractors continued to work in the hope that the situation would normalize and the company's bonafides would be understood.

Given the unfortunate conditions, Tata Motors has been obliged to take the hard decision of moving the project out of the State. In doing so, the company recognizes all the cooperation it has received from the State Government and states categorically that the NANO project having to be moved from West Bengal is entirely due to the continued agitative actions by the opposition party led by Ms. Mamata Banerjee with total disregard for the rule of law.

Mr. Tata reiterated that the location of the NANO project in West Bengal was an expression of faith in the investor friendly atmosphere created by the State Government. The project was to be a show case plant which would have considerably enhanced the visibility of the State, created jobs for the younger citizens of the State and through the company's community programs, would have enhanced the quality of life of the urban and rural population.

Both Mr. Tata and Mr. Ravi Kant reiterated their faith in the State Government's policies and expressed their regret that these unfortunate circumstances had prevented Tata Motors'participation in the development of West Bengal. They hoped that West Bengal would grow and share in the prosperity and growth of India.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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